UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

82-5769

SUPPL

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	September 6, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

dlw 9/18

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 6, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

September 6, 2002
UFJ Holdings, Inc.

Return of Substitutional Portion of Public Pension Fund

We hereby announce that UFJ Bank Limited ("UFJ Bank"), a wholly owned subsidiary of UFJ Holdings, Inc., was released, on September 1, 2002, from benefit obligation regarding UFJ Pension Fund, with respect to the portion that UFJ Bank operates for the Government ("substitutional portion").

This is because UFJ Pension Fund has obtained an approval, on September 1, 2002, for exemption from the future benefit obligation with respect to substitutional portion from the Minister of Health, Labor and Welfare, in accordance with the enforcement of the Welfare Pension Insurance Law.

As a result, UFJ Bank expects to report approximately Yen 11.0 billion of extraordinary gain on a consolidated basis.

This, however, will not affect the forecast of consolidated financial results for the fiscal year ending March 31, 2003, which we have announced before.